SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               NOVOSTE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

               Florida                                    59-2787476
       (State of incorporation                        (I.R.S. Employer
           or organization)                           Identification No.)

      4350-C International Blvd.
           Norcross, Georgia                                 30093
(Address of principal executive offices)                  (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                    Name of Each Exchange on which
        to be so Registered                    Each Class is to be Registered
        -------------------                    ------------------------------

                                 NOT APPLICABLE


Securities to be registered pursuant to Section 12(g) of the Act:

                      RIGHTS TO PURCHASE PREFERRED SHARES
                               (Title of Class)


                             Page 1 of 6 Pages

Item 1. Description of Registrant's Securities to be Registered.

                SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES
                            OF NOVOSTE CORPORATION

            On October 25 1996, the Board of Directors of Novoste Corporation (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Shares"), to shareholders of record at the close of business on November 25, 1996. Each Right entitles the registered holder to purchase from the Company a unit consisting of 1/100th of a share (a "Unit") of a newly authorized series of Preferred Stock designated Series A Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a purchase price of $85.00 per Unit, subject to adjustment (the "Purchase Price"). The Purchase Price may be paid, at the option of the holder, in cash or Common Shares having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

            Initially, the Rights will be attached to all Common Shares certificates representing shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (except in the case of a "Permitted Offer" as hereinafter defined) (i) the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more (in the case of the Hillman Entities (as defined in the Rights Agreement), 20% or more) of the outstanding Common Shares (the "Shares Acquisition Date"), or (ii) 10 business days following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in a person or group beneficially owning 15% or more (in the case of the Hillman Entities, 20% or more) of such outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Shares certificates and will be transferred with and only with such Common Shares certificates, (ii) new Common Shares certificates issued after November 25, 1996 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer or any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with Common Shares represented by such certificate.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 25, 2006, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except for shares issued pursuant to the Company's stock option or employee benefit plans or as otherwise


                                Page 2 of 6 Pages
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determined by the Board of Directors, only Common Shares issued prior to the
Distribution Date will be issued with Rights.

            In the event that, at any time following the Distribution Date (except in the case of a Permitted Offer), (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Shares are not changed or exchanged, (ii) any individual, partnership, corporation or other entity (a "Person") becomes the beneficial owner of 15% or more (in the case of the Hillman Entities, 20% or more) of the then outstanding Common Shares, or
(iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, preferred stock (which may be Preferred Shares or any other series or class of preferred stock), cash, property, other securities of the Company or a combination thereof) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

            The term "Disinterested Director" means any member of the Board of Directors of the Company who is not an employee of the Company, an Acquiring Person or an affiliate or associate thereof, or any Person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as defined in the Rights Agreement).

            A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its shareholders (other than the person, or any affiliate or associate thereof, on whose basis the offer is being made), taking into account all factors that such Disinterested Directors may deem relevant.

            For example, for illustration only, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain other parties as set forth in the Rights Agreement) following an event set forth in the preceding paragraph would entitle its holder to purchase $150.00 worth of Common Shares (or other consideration, as noted above) for $150.00. Assuming that the Common Shares had a per share value of $30.00 at such time, the holder of each valid Right would be entitled to purchase five Common Shares for $75.00.

            In the event that, at any time following the Shares Acquisition Date (except in the case of a Permitted Offer), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation but all or part of the Company's Common Shares are changed or exchanged, or (iii) the Company shall effect a statutory share exchange with outstanding Common Shares of the Company exchanged for stock or other securities of any


                                Page 3 of 6 Pages
other Person, money or other property, (iv) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having the value equal to two times the exercise price of the Right, other than in a merger in which holders of Common Shares receive the same price as in a tender offer or exchange offer approved by the Board of Directors as described in the second preceding paragraph. The events set forth in this paragraph and in the fourth preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, and the number of Units of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights, options or warrants to subscribe for Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

            Fractional Rights will not be issued and, in lieu thereof, a payment in cash will be made in an amount equal to the same fraction of the then current market value of a whole Right.

            At any time prior to the earlier to occur of (i) a Person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right (as defined in the Rights Agreement) and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving a Transaction Person. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the then outstanding and exercisable Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustment.




                                Page 4 of 6 Pages

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares, Preferred Shares or other consideration of the Company or for common stock of the acquiring company as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Disinterested Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Persons), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not then redeemable.

            As of October 15, 1996, there were 8,123,000 Common Shares issued and outstanding. As of October 15, 1996, there were 2,237,325 (including options to be issued under the Non-Employee Director Stock Option Plan that is subject to shareholder approval) Common Shares reserved for issuance in connection with the exercise of options pursuant to the Company's stock option plans and employee benefit plans. 1,000,000 shares of Preferred Shares have been reserved for issuance upon the exercise of the Rights.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

            The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.













                                Page 5 of 6 Pages
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Item 2. Exhibits.

          3.2(a) Copy of First Amendment to Amended and Restated Articles of Incorporation of Novoste Corporation filed with the Department of State of the State of Florida on November 1, 1996.


          4.17(a) Form of Rights Agreement, dated as of October 25, 1996, between Novoste Corporation and American Stock Transfer & Trust Company, which includes as Exhibit B thereto the Form of Right Certificate. Pursuant to the Rights Agreement, the Right Certificates will not be mailed until after the earlier of (i) the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in a person or group beneficially owning 15% or more of such outstanding Common Shares.

          4.17(b) Summary of Rights to Purchase Preferred Shares of Novoste Corporation.


                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NOVOSTE CORPORATION
                                          (Registrant)

Dated: October 25, 1996                 By:  /s/ Thomas D. Weldon
                                           ----------------------
                                           Thomas D. Weldon
                                           President and Chief Executive Officer


                                Page 6 of 6 Pages